Exhibit 99.1

PATAGONIA GOLD ANNOUNCES INCREASE TO LOAN FACILITY

November 11, 2022 Vancouver, BC. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces it has entered into an agreement with Cantomi Uruguay S.A. (“Cantomi”) to increase the maximum aggregate amount of the Cantomi Loan (as defined below) and change the interest rate applicable to such loan. In February, 2019, Cantomi provided a US$15 million loan facility at 5% interest per annum (the “Cantomi Loan”) with a maturity date of December 31, 2023. The agreement amending the Cantomi Loan provides that the maximum aggregate amount of the Cantomi Loan is increased from US$15 million to US$20 million, and the interest rate is increased to 7.5% per annum. The funds from the increase of the Cantomi Loan will be used to reduce debt in Argentina and for general working capital purposes. Other than the amendments to increase the maximum amount and the interest rate of the Cantomi Loan, all other terms of the Cantomi Loan remain unchanged.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 430 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:

Christopher van Tienhoven

Chief Executive Officer

E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to the use of the funds from the increase of the Cantomi Loan, advancement and development of gold and silver projects in the Patagonia region of Argentina and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward- looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.